

2023

ANNUAL REPORT

Northrim BanCorp, Inc.

MESSAGE TO SHAREHOLDERS

2023 WAS A YEAR OF FOCUSED ENGAGEMENT ACROSS NORTHRIM BANK (THE BANK). EFFORTS TO DEEPEN OUR CUSTOMER RELATIONSHIPS, EXPAND OUR BRANCH NETWORK AND ENHANCE OUR EXPERTISE CONTRIBUTED TO GROWTH IN DEPOSITS, LOANS AND MARKET SHARE.

With rising interest rates and economic uncertainty making headlines across the country in early 2023, we undertook outreach efforts to strengthen our existing relationships and ensure customers felt confident with the Bank. Many customers exhibited their trust in Northrim by not only retaining their business with the Bank, but also increasing their activity with us throughout the year.



The confidence that our customers and community have in Northrim also led to accelerated growth of new full banking relationships spanning loans, deposits and our treasury management suite of services.

We expanded our branch network in 2023, opening full-service financial centers in Kodiak and Nome and a loan production office in Homer. We recruited additional talent to the Northrim team while continuing to invest in the development of our existing employees.

Our 2023 efforts translated to positive growth on our balance sheet. Net interest income increased 9 percent to $103.3 million in 2023, from $95.1 million in 2022. Our net interest margin ended the year at 4.14 percent, up from 3.85 percent at the end of 2022, and remains above our peer average.



Total deposits for the year were $2.49 billion, up 4 percent from a year ago, and our Alaska deposit market share among banks increased to 15.04 percent as of June 30, 2023, compared to 13.95 percent the year prior. We're particularly proud of this strong market share growth considering that total banking deposits in Alaska were down 8.66 percent during the same period.

Portfolio loans totaled $1.79 billion in 2023, up 19 percent from a year ago, primarily due to new customer relationships, expanding market share and retaining certain mortgages originated by our subsidiary, Residential Mortgage, LLC, (Residential Mortgage). When excluding mortgage loans, portfolio loans increased 11 percent from 2022 to 2023.

While loan and deposit growth supported our 2023 earnings, net income decreased 17 percent to $25.4 million in 2023, compared to $30.7 million for 2022. We attribute this to increased operating expenses from investments in our expanded branch network, higher deposit costs, a higher provision for credit losses due to loan growth, and declines in home mortgage lending.

The Bank maintained strong credit quality in 2023, as nonperforming assets to total assets continued to trend down from previous years, and we experienced very low loan delinquency rates.

Capital ratios remain strong, with the Bank maintaining capital levels in excess of the requirements to be categorized as "well-capitalized." We believe that our liquidity position ensures stability in a range of economic scenarios, and allows us to continue expanding into areas of opportunity.

We were pleased to be able to increase shareholder dividends by 32 percent in 2023 from 2022, and we continued our share repurchase program as part of our overall capital plan.

We look forward to 2024 proud of our growth in a challenging operating environment, all while staying consistent with our mission, vision and values.

JOE SCHIERHORN

Chairman, President, CEO and COO,
Northrim BanCorp, Inc.

Chairman and CEO,
Northrim Bank

MIKE HUSTON

President,
Northrim Bank

MISSION

To Be Alaska's Most Trusted Financial Institution

We are committed to adding value for our customers, communities and shareholders.

VISION

To Be Alaska's Premier Bank And Employer Of Choice

We will be a leader in financial expertise, products and services, focused on continuous improvement and market growth.

VALUES

Proud To Be Alaskan

We are Alaskan managed. We embody Alaska's frontier spirit and values, and strongly support our communities.

Superior Customer First Service

We have a sincere appreciation for our customers. We want to build lasting customer relationships through professional, prompt and caring service.

Growth

We look for growth opportunities for our customers, our institution and our employees. We strive to be better, personally and professionally.

Integrity

We are trustworthy, reliable and ethical, and provide our customers with secure, confidential services. We do what is right.

2023 FINANCIAL SNAPSHOT[1]

Years Ended December 31
(In thousands, except per share data and shares outstanding amounts)

	2023	2022	2021	2020	2019	2018	Five-Year Compound Growth Rate
Net interest income	$103,256	$95,115	$80,827	$70,665	$64,442	$61,208	11%
Provision (benefit) for credit losses	3,842	1,846	(4,099)	2,432	(1,175)	(500)	NM
Other operating income	26,375	34,077	52,263	63,328	37,346	32,167	(4)%
Compensation expense, RML acquisition payments	–	–	–	–	468	–	(100)%
Other operating expense	94,181	88,852	89,196	89,114	76,370	69,800	6%
Income before provision for income taxes	$31,608	$38,494	$47,993	$42,447	$26,125	$24,075	6%
Provision for income taxes	6,214	7,753	10,476	9,559	5,434	4,071	9%
Net Income	25,394	30,741	37,517	32,888	20,691	20,004	5 %
Year End Balance Sheet							
Assets	$2,807,497	$2,674,318	$2,724,719	$2,121,798	$1,643,996	$1,502,988	13%
Loans	1,789,497	1,501,785	1,413,886	1,444,050	1,043,371	984,346	13%
Deposits	2,485,055	2,387,211	2,421,631	1,824,981	1,372,351	1,228,088	15%
Shareholders' equity	234,718	218,629	237,817	221,575	207,117	205,947	3%
Common shares outstanding	5,513,459	5,700,728	6,014,813	6,251,004	6,558,809	6,883,216	(4)%
Average Balance Sheet							
Assets	$2,690,347	$2,641,008	$2,432,599	$1,936,047	$1,555,707	$1,493,385	12%
Earning assets	2,492,240	2,469,383	2,260,778	1,758,839	1,386,557	1,346,449	13%
Loans	1,643,943	1,415,125	1,478,318	1,339,908	1,010,098	971,548	11%
Deposits	2,364,245	2,354,881	2,125,080	1,638,216	1,276,407	1,227,272	14%
Shareholders' equity	227,244	224,773	239,214	211,721	208,602	201,022	2%
Basic common shares outstanding	5,601,471	5,765,088	6,180,801	6,354,687	6,708,622	6,877,573	(4)%
Diluted common shares outstanding	5,661,460	5,829,412	6,249,313	6,431,367	6,808,209	6,981,557	(4)%
Per Common Share Data							
Basic earnings	$4.53	$5.33	$6.07	$5.18	$3.08	$2.91	9%
Diluted earnings	$4.49	$5.27	$6.00	$5.11	$3.04	$2.86	9%
Book value per share	$42.57	$38.35	$39.54	$35.45	$31.58	$29.92	7%
Tangible book value per share[2]	$39.68	$35.55	$36.88	$32.88	$29.12	$27.57	8%
Cash dividends per share	$2.40	$1.82	$1.50	$1.38	$1.26	$1.02	19%
Performance Ratios							
Return on average assets	0.94%	1.16%	1.54%	1.70%	1.33%	1.34%	(7)%
Return on average equity	11.17%	13.68%	15.68%	15.53%	9.92%	9.95%	2%
Equity/assets	8.36%	8.18%	8.73%	10.44%	12.60%	13.70%	(9)%
Tangible common equity/tangible assets[3]	7.84%	7.62%	8.19%	9.76%	11.73%	12.76%	(9)%
Net interest margin	4.14%	3.85%	3.58%	4.02%	4.65%	4.55%	(2)%
Net interest margin (tax equivalent)[4]	4.21%	3.89%	3.60%	4.05%	4.70%	4.60%	(2)%
Non-interest income/total revenue	20.35%	26.38%	39.27%	47.26%	36.69%	34.45%	(10)%
Efficiency ratio[5]	72.64%	68.76%	66.99%	66.47%	75.43%	74.68%	(1)%
Dividend payout ratio	53.59%	34.17%	25.02%	26.66%	40.79%	35.08%	9%
Asset Quality							
Nonperforming loans, net of government guarantees	$5,002	$6,430	$10,672	$10,048	$13,951	$14,694	(19)%
Nonperforming assets, net of government guarantees	5,810	6,430	15,031	16,289	19,946	22,619	(24)%
Nonperforming loans, net of government guarantees/ portfolio loans	0.28%	0.43%	0.75%	0.70%	1.34%	1.49%	(28)%
Net charge-offs (recoveries)/average loans	–%	(0.08)%	0.07%	0.03%	(0.07)%	0.15%	NM
Allowance for credit losses/portfolio loans	0.97%	0.92%	0.83%	1.46%	1.83%	1.98%	(13)%
Nonperforming assets, net of government guarantees/assets	0.21%	0.24%	0.55%	0.77%	1.21%	1.50%	(33)%
Other Data							
Effective tax rate[6]	20%	20%	22%	23%	21%	17%	3%
Number of banking offices[7]	20	19	18	17	16	16	5%
Number of employees (FTE)[8]	472	469	451	438	431	430	2%



Fairbanks
Fairbanks West Community Branch
Fairbanks Financial Center
Nome Financial Center
Seventh Avenue Branch
Midtown Financial Center
West Anchorage Branch
Lake Otis Community Branch
Eastside Community Branch
Southside Financial Center
Jewel Lake Branch
Huffman Branch
Eagle River Branch
Wasilla Financial Center
Anchorage
Soldotna Financial Center
Homer Financial Center
Juneau Financial Center
Juneau Downtown Branch
Juneau
Kodiak Financial Center
Sitka Financial Center
Ketchikan Financial Center

REINVESTING IN OUR COMMUNITIES

Northrim continues to show our commitment to our home state by reinvesting in communities around Alaska, and reaching into markets where we see an opportunity to serve.

As the only bank in Alaska expanding its footprint, we opened a full-service branch on the island of Kodiak in February 2023, building upon the loan production office that has been in operation there since 2020. In July 2023, our full-service financial center opened in the Western Alaska hub community of Nome, moving from our temporary location established to meet community needs in the aftermath of storms that devastated the region in the fall of 2022.

In 2023, we also entered the Homer market, opening a loan production office in the southcentral Alaska town located at the southern tip of the Kenai Peninsula. We expect to open a full-service branch there in 2024, and look forward to offering additional services to that community.

Our expanded physical locations facilitate new customer relationships both within these regional centers as well as throughout the surrounding communities, while creating jobs that support the local economy. We continue to explore strategic opportunities to leverage the Bank's presence in other areas of the state.

The right people, the right places

When assessing opportunities for geographic growth, we consider not only the community's need for financial services, but also our ability to identify and recruit the right people to lead our teams.

Alaska is unlike anywhere else, and each town within the state has its own unique personality, challenges and opportunities. Being embraced by a new community requires a foundation of local understanding and relationships, which we use to build trust and tailor an approach that fits each community's specific needs.

This strategy has been the key to our success in the past, and it holds true for our entrance into new markets in 2023. In Kodiak, Nome and Homer, we recruited or promoted team members with deep ties to the community and decades of experience in Alaska's financial industry. Going forward, we will identify new markets in the same way, where we see an overlap of opportunity and talent.



PROACTIVELY PROTECTING OUR DEPOSITS

In the first part of 2023, liquidity, deposits and financial stability came into question for banks across the country. As interest rates rose, many banks undertook aggressive campaigns to attract new deposits.

Recognizing the challenges of the operating environment, Northrim launched a proactive customer outreach campaign to share our financial strength, safeguards in place, and product options to protect higher deposit amounts. Employees throughout the Bank, including members of the executive team, were readily accessible for customers to discuss questions and concerns. We were also responsive in adjusting our deposit rates to remain competitive.

While the Bank experienced a dip in deposits in the first half of the year, due in part to Alaska's seasonal economy, we did not see a significant outflow of cash. Deposit balances then climbed in the second half of the year, and we ended 2023 with 4 percent growth in total deposits.

We credit this growth primarily to our customer outreach efforts, expansion into new markets, and the inflow of deposits from customers in seasonal industries such as fishing, construction and tourism.

Treasury management – a tool for growth

Investments in enhancing our treasury management services also contributed to the growth of our deposit balances and market share. Our treasury management team developed a suite of products including an industry-leading commercial purchase card, integrated payables, fraud protection, and other tools to help businesses more efficiently handle their cash management.

In 2023, we significantly increased the number of treasury management customers, including organizations throughout the state that require more sophisticated treasury management tools. We intend to continue our investments in this area and expect treasury management to remain an important component of our future growth.

NET INCOME ATTRIBUTION TO NORTHRIM BANCORP, INC.
(IN THOUSANDS)


$40k
$30k
$20k
$10k
$0
20,691
32,888
37,517
30,741
25,394
2019
2020
2021
2022
2023

TOTAL ASSETS
(IN THOUSANDS)


$3m
$2.5m
$2m
$1.5m
$1m
$500k
$0
1,643,996
2,121,798
2,724,719
2,674,318
2,807,497
2019
2020
2021
2022
2023

PORTFOLIO LOANS
(IN THOUSANDS)


$2m
$1.5m
$1m
$500k
$0
1,043,371
1,444,050
1,413,886
1,501,785
1,789,497
2019
2020
2021
2022
2023

TOTAL DEPOSITS
(IN THOUSANDS)


$2.5m
$2m
$1.5m
$1m
$500k
$0
1,372,351
1,824,981
2,421,631
2,387,211
2,485,055
2019
2020
2021
2022
2023

HELPING OUR CUSTOMERS REACH THEIR GOALS

As a community bank, one of our objectives is to help customers reach their goals, and our lending program is an important component in achieving this aim. As lenders, part of our job is analyzing financial performance, but we are also problem solvers. Our customers come to us with their ideas, dreams and challenges, and we pride ourselves on listening, understanding and discerning how we can help.

This creative, flexible approach, combined with our investment of time and effort to meet the unique needs of each customer, has fueled our lending success in recent years. In 2023, our loan portfolio grew 11 percent, excluding consumer mortgage loans.

Our lending team is distinguished by a willingness to explore and utilize a wide range of lending programs. For example, we continue to build our knowledge base around loan guarantee programs, such as Small Business Administration (SBA), United States Department of Agriculture and Bureau of Indian Affairs loans, by attracting lenders with significant expertise in these areas. We are very active in the use of these types of programs, and were recognized in 2023 for the fourth year in a row as one of the leading SBA lenders in Alaska.

Northrim also continues to support affordable housing through our participation in low-income housing tax credit projects, as well as our involvement with Housing Alaskans, a Public-Private Partnership. Notable 2023 projects included providing construction and/or long-term financing for housing projects for low-income families and seniors in Wasilla, Anchorage and Valdez.

We are also a leader in providing financing for community health clinics, using our expertise and relationships to jointly address the needs for quality healthcare and employment in rural Alaska. Last year, in partnership with the Indian Health Service and Chugachmiut, an Alaska Native nonprofit agency, we approved financing of a health clinic in Seward, following up on the success of a similar project in Yakutat in 2021.

While Northrim has a strong reputation as an Alaska business bank, we are also here to serve Alaskan consumers. In 2023, we expanded our consumer lending efforts, ensuring that we have products and policies in place that allow us to compete effectively in this market.

TOTAL CAPITAL RATIO (IN THOUSANDS)



NONPERFORMING ASSETS, NET OF GOVERNMENT GUARANTEES (IN THOUSANDS)



∗ Nonperforming assets, net of government guarantees divided by total assets

COMPOSITION OF NORTHRIM BANCORP CAPITAL (IN MILLIONS)



LOAN PORTFOLIO (IN THOUSANDS)



DEPOSITS (IN THOUSANDS)



LOCALLY GROWN RESTAURANTS: "WE'RE ALL IN OUR SMALL COMMUNITY TOGETHER"



While Laile Fairbairn was attending college in Oregon and then working in Seattle, one of her favorite things to do was eat out – especially breakfast. When she returned to her home state of Alaska in 1995, she found herself wishing there were breakfast places like the ones she enjoyed so much in the lower 48. Three years later, she opened the doors to Snow City Cafe, which celebrated its 25th anniversary in 2023.



Northrim gave Snow City its very first loan, Fairbairn recalled. "I didn't recognize until later how great it was for them to take a chance on a new restaurant and someone new to the business. You don't always realize how people are helping you out at the time, but now I do," she said.



Laile Fairbairn, outside the front doors of Snow City Cafe in downtown Anchorage

Fairbairn's dream to open a cafe has grown into a family of restaurants that have become Anchorage favorites: Snow City Cafe, Spenard Roadhouse, South Restaurant + Coffeehouse and Crush Bistro, known collectively as Locally Grown Restaurants.

In addition to working with other banks over the years, Fairbairn has continued her relationship with Northrim, which provides the business with both loans and deposit services.

"Northrim listens to our plans and looks for opportunities to be of help," she added. "They seem excited about opportunities and new developments."

"NORTHRIM LISTENS TO OUR PLANS AND LOOKS FOR OPPORTUNITIES TO BE OF HELP," SHE ADDED. "THEY SEEM EXCITED ABOUT OPPORTUNITIES AND NEW DEVELOPMENTS."

"We always want to bank locally; it's really important to us," Fairbairn said. "We like to be able to meet with people in person, or call and reach them easily. We also want them to know what our businesses are like. We've talked to banks that had no idea who we were. We appreciate knowing we're all in our small community together."

When it comes to new developments for Locally Grown Restaurants, Fairbairn said her team is always focused on staying relevant, producing great quality, and making improvements that benefit the restaurants' teams and guests.

"One day, I will retire and I want to make sure everything is running smoothly when I do that," Fairbairn said.



TURNAGAIN SOCIAL CLUB: "WE ARE A TRUSTED RESOURCE IN THIS COMMUNITY"



As a registered nurse, Kori Mateaki witnessed the steady growth of Alaska's senior population – and the rising need for senior services. As the daughter of a successful Alaskan entrepreneur, Mateaki knew she could do something to address it.

"I came to recognize the vital necessity for adult day services in bridging the gap between healthcare providers and home-based care," Mateaki shared.

The doors of Turnagain Social Club opened in late 2016 and the adult day services facility has been on a growth trajectory ever since. "Within our initial three months of operation, we were achieving milestones we had originally projected for a two-year period," Mateaki said.

By 2019, Turnagain Social Club had outgrown its original 7,200-square-foot home and set its sights on a larger facility. After a year of extensive renovations to a former athletic club, Turnagain Social Club moved into its new 34,000-square-foot location in October 2023.

Turnagain Social Club takes an innovative and inspiring approach to adult day services. "We believe every stage of life should be an adventure," Mateaki said. "Turnagain Social Club stands as a model for exemplary care, setting a standard for how individuals should be treated and cared for."

Serving individuals 55 years and older, and adults of any age with physical disabilities, Turnagain Social Club provides specialized care and services, as well as engaging activities and alternative therapies. Acknowledging the diversity of its members, Turnagain Social Club also offers a range of culturally diverse activities and even food options that reflect the cultural backgrounds of participants.

Turnagain Social Club's connection with Northrim originated from Mateaki's father's longstanding relationship with the Bank. "During his 50 years of entrepreneurship, my father always received excellent treatment from Northrim and sent me their way," Mateaki said. "From the beginning, Northrim has demonstrated unwavering support and trust in us. They have provided unparalleled guidance, unlike any other financial institution we've encountered."

"Partnering with Northrim Bank provides us with the financial resources, expertise and support we need to overcome challenges, seize opportunities, and achieve our business objectives, ultimately helping our business thrive and succeed in the competitive healthcare industry."



After a year of extensive renovations to a former athletic club, Turnagain Social Club moved into its new 34,000-square-foot location in October 2023.



INVESTMENTS IN THESE BUSINESSES ALLOW US TO PROVIDE ADDITIONAL SERVICES TO OUR CUSTOMERS, WHILE DIVERSIFYING OUR REVENUE SOURCES AND ADDING STRENGTH TO OUR NON-INTEREST INCOME.

  



RESIDENTIAL MORTGAGE, LLC
NMLS #167729

Navigating the current mortgage cycle

Housing has long been an important focus for Northrim, and we continue to support homeownership in the communities we serve. One of the ways we do this is through our wholly owned subsidiary, Residential Mortgage. With locations across Alaska and a growing presence in the Southwest and Pacific Northwest, Residential Mortgage provides experienced, trusted expertise to current and prospective homeowners wishing to finance or refinance a home.

Residential Mortgage continued to experience the challenges of the current mortgage cycle in 2023. After historically low interest rates led to record-high origination volume in 2020 and 2021, interest rates began to rise in 2022 and 2023, significantly reducing the volume of home purchases and refinances. These higher interest rates, combined with a low inventory of homes, contributed to a

decrease in Residential Mortgage's 2023 production, which totaled $522 million for the year, compared to $620 million in 2022.

To encourage additional production in 2023, Northrim collaborated with Residential Mortgage to introduce several products, including adjustable rate mortgages, a second home product, jumbo loans and the ability to extend rate locks. Northrim retained those mortgages in our loan portfolio as part of our long-term strategy to deploy excess liquidity, reduce asset sensitivity and spur increased production.

Positioning for future growth

Recognizing the cyclical nature of the mortgage industry, Northrim and Residential Mortgage's long-term view focuses on positioning the company for future growth.

With a goal to both retain current staff and recruit additional talent, Residential Mortgage continued to expand operations outside of Alaska, adding experienced mortgage originators in Arizona, Colorado, Idaho, Oregon and Washington to increase production and fully utilize its team of underwriters, loan processors and other support staff. By maintaining a strong workforce and gaining market

share during the current downward cycle, we believe that Residential Mortgage should be in an enhanced position once a new cycle begins.

Solid succession plan

Following Residential Mortgage's succession plan, CEO Steve Aldrich retired in May 2023, transitioning leadership to Mike Baldwin, who joined the company in 2021 as Chief Operating Officer (COO) and was promoted to President and COO in 2022. Baldwin brings 38 years of experience across all sectors of the mortgage industry to lead the Residential Mortgage team.

Other operating income

In addition to home mortgage lending, Northrim has interests in other businesses that complement our core community banking activities, including Northrim Funding Services, Northrim Investment Services, and Pacific Wealth Advisors (Pacific Portfolio).

Northrim Funding Services purchases the accounts receivable of capital-constrained small to mid-size businesses, as well as businesses experiencing rapid growth or change. The division also offers financial

solutions to transition customers back to other bank lending programs. With its experienced, long-standing team, Northrim Funding Services had a strong year, adding clients and growing its portfolio assets.

Northrim Investment Services offers investment services through Elliott Cove Capital Management and insurance products via Elliott Cove Insurance Agency. Through this relationship, our business and individual customers can access a range of relevant financial products and services.

Pacific Portfolio is an independent wealth management and investment advisor serving high-net-worth individuals and families, institutions, foundations, and trustee or participant-directed retirement plans in Alaska and the Pacific Northwest. Pacific Portfolio purchased another wealth management company in 2023 and increased its assets under advisement by 10.8 percent, to $4.8 billion.

Investments in these businesses allow us to provide additional services to our customers, while diversifying our revenue sources and adding strength to our non-interest income. Other operating income, including Residential Mortgage, contributed $26.4 million, or 20 percent of 2023 revenues, as compared to $34.1 million, or 26 percent of revenues in 2022.

A CONSISTENT CULTURE OF SERVICE

The culture of Superior Customer First Service continues to thrive at Northrim, as evidenced by the internal and external feedback we receive. Each quarter, we present our Customer First Service Awards to recognize employees who have gone above and beyond in living out our company values. This year's awardees include both first-time and repeat winners, as well as new and long-time employees.



Customer First Service winners from left to right:

Caren Pineda, Loan Administrative Assistant, Loan Documentation; Cris Pineda, Universal Banker, Eastside Community Branch; Bronte Howard, Branch Supervisor, Wasilla Financial Center; Stefan Haynes, Branch Supervisor, Eagle River Branch; Maricel Bratcher, Assistant Branch Manager, Huffman Branch; Fernanda Delgado, Credit Analyst, Commercial Loans; Reynold Udarbe, Branch Manager, Southside Financial Center & West Anchorage Branch; Erika Bills, Business Banker, Wasilla Financial Center

We understand that taking care of our customers starts with taking care of our employees, and we strive to create a work environment where our employees feel supported, valued and fulfilled in their job.

Scores on our employee engagement surveys are consistently high, which resulted in Northrim being honored with the Alaska Journal of Commerce Best Workplace Award for the second year in a row in 2023.

Customer service = community service

Serving our customers extends beyond the doors of the Bank. In our tradition of giving back, Northrim and our employees donated nearly $1.2 million in 2023 to organizations dedicated to community and economic development, strengthening low-income families, and higher education. Last year marked the first year Northrim's community contributions exceeded $1 million.

The Bank also supports employees in giving of their time to organizations and efforts close to their hearts. From serving on boards to volunteering at schools, fundraisers and other special events, Northrim employees volunteered over 2,500 hours in their local communities in 2023.

Going forward, we intend to remain steady in our support and commitment to the communities throughout all of our markets.

FUTURE BANKERS, FUTURE LEADERS

We have always said that our people are our greatest asset, and we recognize that developing the next generation of bankers while building the leadership skills of our existing team is essential to maintain a strong workforce for the future. Over the past two years, we have developed programs to "grow our own," from the future generation of bankers to our future leadership team.

Growing our own begins with generating interest in banking careers, which is the goal of our **summer internship program**, aimed at college students with Alaska roots. Through our internship program, we introduce college students to the culture of Northrim and the wide range of career opportunities in banking. In 2023, we employed nine interns from colleges all over the country. Of those, one was hired full-time at our Northrim Investment Services division and several others are planning to return for advanced internships in summer 2024.

Our **commercial banker trainee program**, launched last year, is focused on developing the next generation of bankers. Through this one-year program, Northrim employees new to the workforce gain exposure to all facets of banking, with a goal of helping them discover their interests, talents and passion. In 2023, our first class of three graduated and were placed in treasury management, on our lending team, and at our new Homer location.

The **Northrim Management Academy**, targeted at established employees who have demonstrated longevity and strong leadership skills, is cultivating the next generation of Bank leaders. By spending time observing, interacting and analyzing different departments throughout the Bank, participants in this year-long program gain a broader view of the Bank with a goal to deepen our management succession tiers. Our second cohort graduated in 2023, and a new group is now in process.

DEVELOPING THE NEXT GENERATION OF BANKERS WHILE BUILDING THE LEADERSHIP SKILLS OF OUR EXISTING TEAM IS ESSENTIAL TO MAINTAIN A STRONG WORKFORCE FOR THE FUTURE.

In addition to these three programs, the Bank remains a firm supporter of education and lifelong learning. We support our employees in those endeavors by offering tuition reimbursement, providing professional development opportunities, and identifying individuals to attend the three-year graduate program at Pacific Coast Banking School.



Jake Dragseth, Assistant Branch Manager, Homer Financial Center. Jake graduated from the inaugural Commercial Banker Trainee program in 2023 and was placed in our new Homer branch. Being able to grow our own employees is important to Northrim as we expand into new markets around Alaska.

OUR LEADERSHIP TEAM

EXECUTIVE TEAM



Northrim Bank

Executive team in order from left to right:

***Mike Huston**, President; **Ben Craig**, EVP - Chief Information Officer; **Joe Schierhorn**, Chairman and Chief Executive Officer; **Jason Criqui**, EVP - Chief Lending Officer; **Amber Zins**, EVP - Chief Operating Officer; **Jed Ballard**, EVP - Chief Financial Officer; **Mark Edwards**, EVP - Chief Credit Officer & Bank Economist*

The longevity, knowledge and experience of our executive and senior management team is a strength and point of pride for the Bank. Our recruitment efforts, employee development programs and proactive succession planning gives us a deep bench of team members able to expand into new roles as the Bank grows and as employees are promoted or retire.

In 2023, we were pleased to add Jason Criqui to the executive team as our Chief Lending Officer, filling the role previously held by Northrim Bank President Mike Huston. With more than 30 years of experience in the financial industry, Criqui has been with Northrim for nine years, most recently as our Senior Vice President, Commercial Lending Manager.

SENIOR MANAGEMENT



Senior Management team includes:

***TJ Alinen**, Human Resources Director; **Katie Bates**, Director of Banking Operations; **Ryan Caldwell**, DevOps Manager; **Melody Charlton**, Compliance Director; **Sean Christian**, Strategic & Planning Manager; **Catherine Claxton**, Real Estate Lending Manager; **Greg Deal**, Regional Market Manager; **Cindy Fields**, Internal Audit Director; **Doug Frey**, Security and Business Continuity Manager; **Joe Gelione**, Commercial Lending Manager; **Josh King**, Division Manager, Northrim Funding Services; **Tammy Kosa**, Director of Retail Sales & Service; **Doug Ladenburger**, Director of Treasury Management Services; **Nate Olmstead**, Data Analytics Manager; **Stefan Saldanha**, General Counsel and Corporate Secretary; **Kari Skinner**, Marketing and Communications Director; **Erick Stoeckle**, Enterprise Architecture Manager; **Mhay Sy**, Senior Credit Officer; **Latosha Taylor**, Corporate Accounting Manager; **Kevin Tillotson**, Regional Market Manager*

In 2023, we welcomed Greg Deal as a new Senior Vice President, Regional Market Manager. Deal, who oversees our commercial lending teams on the Kenai Peninsula, Kodiak and the Matanuska-Susitna Valley, brings 35 years of banking experience to Northrim. He is also a community and industry leader, having served with the Alaska Bankers Association, among other leadership roles.

























BOARD OF DIRECTORS

We value the expertise of our Board of Directors.
Our Board members are representative of the diverse Alaska economy, covering many industries and geographic areas of the state. We are deeply appreciative of the time, experience and guidance they share with us as we work together to strengthen the Bank, our customers and our state.

We welcomed Marilyn Romano as the most recent addition to our Board in early 2023. Romano, a long-time Alaska resident, is the Regional Vice President for Alaska Airlines and very active in civic organization leadership roles throughout the state. She offers a strong network of relationships and valuable business experience, and we are honored to have her join us.

Joe Schierhorn
Director since 2016

Larry Cash
Director since 1995

Anthony Drabek
Director since 1991

Karl Hanneman
Director since 2014

David Karp
Director since 2015

Joe Marushack
Director since 2021

David McCambridge
Director since 2011
Chairman, Audit Committee

Krystal Nelson
Director since 2015
Chairman, Compensation Committee

Marilyn Romano
Director since 2023

Aaron Schutt
Director since 2018

John Swalling
Director since 2002
Lead Director, Chairman, Governance & Nominating Committee

Linda Thomas
Director since 2014

David Wight
Director since 2006

Joe Schierhorn
Chairman, President, CEO and COO, Northrim BanCorp, Inc.
Chairman, and CEO, Northrim Bank

Larry Cash
Founder and Chair, RIM Architects, LLC (President, 1986-2016)
Executive Committee/Director, Anchorage Economic Development Corporation (Emeritus)
Member/Manager of RIM Investments, LLC
Board Trustee of Alaska Pacific University (Emeritus)

Anthony Drabek
Director, Koniag, Inc., an Alaska Native Corporation, since 2019; Secretary since 2021
President and CEO, Natives of Kodiak, Inc., an Alaska Native Corporation, 1989-2010

Karl Hanneman
CEO and Director, International Tower Hill Mines Ltd. (COO 2015-2016, Alaska General Manager 2010-2015)
Director, Fairbanks Chamber of Commerce, 2010-2020
Director, Usibeli Coal Mine, Inc., since 2011
Director, Sunshine Silver Mining & Refining Corp., 2018-2019
Director, Gatos Silver, Inc., since 2020

David Karp
SVP, Managing Director, Alaska Saltchuk, since 2019
President and CEO, Northern Aviation Services, Inc., 2011-2018
Director, Alaska Communications Systems, Inc., 2011-2021
Community Advisory Board Chair, Alaska Communications Systems, Inc., since 2022
Director, Anchorage Economic Development Corporation
Director, Alaska Resource Education

Joe Marushack
Director, McDermott International, LTD since 2023
Board Member, Yellowstone Forever, 2015-2022
President, ConocoPhillips Alaska, 2015-2021
President, ConocoPhillips Asia, Pacific and Middle East, 2012-2015
President, ConocoPhillips Canada, 2010-2012
President, ConocoPhillips Australia, 2007-2010

David McCambridge
Audit Partner, KPMG LLP, 1978-2010
Director and Treasurer, the Tanaka Foundation, 1985-2015
Director, Great Alaska Council Boy Scouts of America, 1993-2012
Director, Alaska Kidney Foundation, 1999-2020 and President

Krystal Nelson
EVP and COO, Bering Straits Native Corporation, since 2014
SVP and COO, Ahtna Engineering Services, 2007-2014
Recipient of the Alaska Top 40 under 40 Award, 2004
Director, Resource Development Council, since 2022

Marilyn Romano
Regional Vice President, Alaska Airlines, since 2011
Vice President/Publisher, Fairbanks Daily News-Miner, 2000-2011
Board Member, Covenant House, since 2022
Board Member, Governor's Aviation Advisory Board, since 2015

Aaron Schutt
President and CEO, Doyon Limited, an Alaska Native Corporation, since 2011 (COO 2008-2011 and SVP 2006-2011)
Director, Akeela, Inc., since 2001 and Chair, since 2018
Recipient of the William A. Egan Alaskan of the Year Award, 2021
Member of the University of Alaska Fairbanks Advisory Board, since 2021
Director, Alaska Native Heritage Center, 2012-2019
Director, ANCSA Regional Association Vice Chair, since 2023
Board of Managers for Doyon Utilities, LLC, since 2007

John Swalling
Founder, Swalling & Associates, PCC, an accounting firm, 1991-2019
Director of Swalling Construction Co., Inc., 1975-2018
Ernst & Young LLP, Partner, 1984-1991
Director and past Chairman, Providence Health & Services Alaska, 1998-2019
Director and past Chairman, Visit Anchorage since 1986
Director and President, CIVIC Ventures since 2005

Linda Thomas
CEO and Director, Alaskan Brewing & Bottling Co. and its subsidiaries, since 2016, CFO, 1994-1996, COO, 1996-2016
Member and Past President, Juneau Chamber of Commerce, since 2002
Board Member, League of Women Voters, since 2021

David Wight
President and CEO, Alyeska Pipeline Service Company, 2000-2005, following a 41-year career with the Amoco Corporation, which became BP in 1999
Director, Storm Cat Energy, 2006-2010
Director, Alaska Gasline Development Corporation, 2016-2022
Director, Commonwealth North, since 2002
Director, United Way of Anchorage, since 2012
Member and President UAA Chancellor's Advisory Board, 2002-2016

INFORMATION & ADDRESSES

Annual Meeting:
May 23, 2024
Virtual Meeting

Stock Symbol:
(NRIM NASDAQ) Northrim BanCorp, Inc

Auditor:
Moss Adams LLP

Transfer Agent & Registrar:
American Stock Transfer & Trust Company LLC
(800) 937-5449, info@amstock.com

Legal Counsel:
Accretive Legal, PLLC

Investor Information:
For stock information and SEC filings, copies of earnings and dividend releases, click on "Investor Relations" section at northrim.com

Investor Requests:
Call our Corporate Secretary at (907) 562-0062 or write
Corporate Secretary, Northrim Bank
PO Box 241489, Anchorage, AK 99524-1489

This report has not been approved or disapproved for accuracy or adequacy by the Federal Deposit Insurance Corporation, Federal Reserve Bank, Securities and Exchange Commission, or any other regulatory authority.

Northrim Bank is an Equal Opportunity and Affirmative Action Employer. Qualified applicants and employees receive consideration for employment without regard to race, color, religion, sex, sexual orientation, gender identity, age, national origin, physical or mental disability, protected veteran status, pregnancy, parenthood, marital status, changes in marital status, genetic information or any other status protected by federal, state or local law.

Cautionary Note Regarding Forward-Looking Statements
This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which are not historical facts. These forward-looking statements are, in effect, management's attempt to predict future events, and thus are subject to various risks and uncertainties. Readers should not place undue reliance on forward- looking statements, which reflect management's views only as of the date hereof. When used herein, the words "anticipate," "believe," "estimate," "expect," and "intend" and words or phrases of similar meaning are intended to help identify forward-looking statements. Although we believe that management's expectations as reflected in forward-looking statements are reasonable, we cannot assure readers that those expectations will prove to be correct as forward- looking statements are subject to various risks and uncertainties that may cause our actual results to differ materially and adversely from our expectations as indicated in the forward-looking statements. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in our filings with the Securities and Exchange Commission. Forward-looking statements contained herein are made only as of the date of this report, and Northrim does not undertake any obligation to release revisions to these forward- looking statements to reflect events or conditions after the date of this report.

1 These unaudited schedules provide selected financial information concerning the Company that should be read in conjunction with Part II Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report.

2 Tangible book value per share is a non-GAAP ratio defined as shareholders' equity, less intangible assets, divided by common shares outstanding. Management believes that tangible book value is a useful measurement of the value of the Company's equity because it excludes the effect of intangible assets on the Company's equity. See reconciliation to book value per share, the most comparable GAAP measurement below.

3 Tangible common equity to tangible assets is a non-GAAP ratio that represents total equity less goodwill and intangible assets divided by total assets less goodwill and intangible assets. Management believes this ratio is important as it has received more attention over the past several years from stock analysts and regulators. The most comparable GAAP measure of shareholders' equity to total assets is calculated by dividing total shareholders' equity by total assets. See reconciliation to shareholders' equity to total assets below.

4 Tax-equivalent net interest margin is a non-GAAP performance measurement in which interest income on non-taxable investments and loans is presented on a tax-equivalent basis using a combined federal and state statutory rate of 28.43% in 2018 through 2023. Management believes that tax-equivalent net interest margin is a useful financial measure because it enables investors to evaluate net interest margin excluding tax expense in order to monitor our effectiveness in growing higher interest yielding assets and managing our costs of interest bearing liabilities over time on a fully tax equivalent basis. See reconciliation to net interest margin, the comparable GAAP measurement below.

5 In managing our business, we review the efficiency ratio exclusive of intangible asset amortization, which is a non-GAAP performance measurement. Management believes that this is a useful financial measurement because we believe this presentation provides investors with a more accurate picture of our operating efficiency. The efficiency ratio is calculated by dividing other operating expense, exclusive of intangible asset amortization, by the sum of net interest income and other operating income. Other companies may define or calculate this data differently. For additional information see the "Other Operating Expense" section in Part II. Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report. See reconciliation to comparable GAAP measurement below.

6 The Company's 2017 results included the impact of the enactment of the Tax Cuts and Jobs Act, which was signed into law on December 22, 2017. The law includes significant changes to the U.S. corporate tax system, including a Federal corporate rate reduction from 35% to 21%. In 2017, the Company applied the newly enacted corporate federal income tax rate of 21%, reducing the value of the Company's net deferred tax asset, resulting in approximately a $2.7 million increase in tax expense. In 2018, the Company finalized changes related to the reduction in the federal tax rate which resulted in a $470,000 reduction in tax expense.

7 Number of banking offices does not include RML locations. 2023 number of banking offices includes 19 full service branches and 1 loan production office. 2022 number of banking offices includes 18 full service branches and 1 loan production office. 2021 number of banking offices includes 17 full service branches and 1 loan production office. 2020 number of banking offices includes 16 full service branches and 1 loan production office. 2018 number of banking offices includes 15 full service branches and 1 loan production office.

8 FTE includes 332, 336, 321, 312, 311, and 320 Community Banking employees in 2023, 2022, 2021, 2020, 2019 and 2018, respectively. FTE includes 140, 133, 130, 126, 120, and 110 Home Mortgage Lending employees in 2023, 2022, 2021, 2020, 2019 and 2018, respectively.

Reconciliation of Selected Non-GAAP Financial Data to GAAP Financial Measures

These unaudited schedules provide selected financial information concerning the Company that should be read in conjunction with "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report.



Northrim BanCorp, Inc.

WE ARE

ENGAGED
We achieve more because we are dynamic, proactive and innovative.

ACCOUNTABLE
We take personal responsibility. We do what we say we will do.

ALIGNED
We value alignment within teams and across departments. Together we are stronger.

Anchorage

Northrim Headquarters
PO Box 241489
Anchorage, AK 99524
(907) 562-0062
(800) 478-2265 outside Anchorage
northrim.com

Eastside Community Branch
7905 Creekside Center Drive, Suite 100

Huffman Branch
1501 E. Huffman Road

Jewel Lake Branch
4000 W. Dimond Blvd., Suite 2

Lake Otis Community Branch
2270 E. 37th Avenue

Midtown Financial Center
3111 C Street

Seventh Avenue Branch
517 W. 7th Avenue, Suite 300

Southside Financial Center
8730 Old Seward Highway

West Anchorage Branch
2709 Spenard Road

Eagle River

Eagle River Branch
12812 Old Glenn Highway, Suite C-3

Fairbanks

Fairbanks Financial Center
360 Merhar Avenue
(907) 455-1111

Fairbanks West Community Branch
3637 Airport Way
(907) 452-5965

Homer

Homer Financial Center
601 E Pioneer Avenue, Suite 211
(907) 261-3312

Juneau

Juneau Financial Center
2094 Jordan Avenue
(907) 790-5168

Juneau Downtown Branch
301 N. Franklin Street
(907) 586-1010

Ketchikan

Ketchikan Financial Center
2491 Tongass Avenue
(907) 225-4545

Kodiak

Kodiak Financial Center
2695 Mill Bay Road
(907) 481-1620

Nome

Nome Financial Center
306 W. 5th Avenue, Suite C
(907) 261-4612

Sitka

Sitka Financial Center
315 Lincoln Street, Suite 206
(907) 747-6252

Soldotna

Soldotna Financial Center
44384 Sterling Highway, Suite 101
(907) 260-7669

Wasilla

Wasilla Financial Center
850 E. USA Circle, Suite A
(907) 376-0357

Bellevue, Washington

Northrim Funding Services
170 120th Avenue NE, Suite 202
PO Box 50245
Bellevue, WA 98015
(425) 453-1105

Home Mortgage Lending

Residential Mortgage, LLC Headquarters
100 Calais Drive
Anchorage, AK 99503
(907) 222-8800
residentialmtg.com
10 locations statewide

Affiliated Companies

Northrim Investment Services
3111 C Street
Anchorage, AK 99503
(907) 562-0062

Pacific Portfolio Consulting, LLC and Pacific Portfolio Trust Company
Columbia Center
701 5th Avenue, Suite 6850
Seattle, WA 98104
(206) 623-6641
pacific-portfolio.com